January 24, 2006

Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W
Washington, DC 20549

RE:      Rule 17f-2
         Partners Balanced Trust
         Registration No. 811-21270, CIK No. 0001208195

Ladies and Gentlemen:

On behalf of our client, PARTNERS BALANCED TRUST, we are filing electronically one copy of the EDGARized version of our examination report dated September 28, 2005, submitted pursuant to the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of August 31, 2005.

Yours truly,

/s/ Tim Mundy

Tim Mundy
Partner


Enclosure

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of the Partners Balanced Trust:


We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Partners Balanced Trust (the "Trust") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 31, 2005. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2005, and with respect to agreement of security purchases and sales, for the period from December 31, 2004 (the date of the last examination) through August 31, 2005:

      o Confirmation of all securities held by institutions in book entry form for the account of PNC Bank, (the "Custodian" of the Trust) by The Depository Trust Company, and The Federal Reserve System;

      o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

      o Reconciliation of all such securities to the books and records of the Fund and the Custodian;

      o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records; and

      o Agreement of 1 security purchase and 1 security sale or maturity since our last report from the books and records of the Trust to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that the Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2005 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
September 28, 2005

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940


We, as members of management of the Partners Balanced Trust (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," under the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2005, and from December 31, 2004 (the date of the last examination) through August 31, 2005.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of August 31, 2005, and from December 31, 2004 (the date of the last examination) through August 31, 2005, with respect to securities reflected in the investment account of the Trust.


/s/ Robert S. Kapito
-----------------------------
Robert S. Kapito, President



/s/ Henry Gabbay
-----------------------------
Henry Gabbay, Treasurer

                       UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                       FORM N-17f-2

    Certificate of Accounting of Securities and Similar
               Investments in the Custody of
              Management Investment Companies

         Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


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1. Investment Company Act File Number:                Date examination completed:
   811-21270                                          August 31, 2005

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2. State identification Number:

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      AL          AK          AZ          AR          CA          CO
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      CT          DE          DC          FL          GA          HI
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      ID          IL          IN          IA          KS          KY
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      LA          ME          MD          MA          MI          MN
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      MS          MO          MT          NE          NV          NH
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      NJ          NM          NY          NC          ND          OH
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      OK          OR          PA          RI          SC          SD
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      TN          TX          UT          VT          VA          WA
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      WV          WI          WY          PUERTO RICO
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      Other (specify):
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3. Exact name of investment company as specified in registration statement: PARTNERS BALANCED TRUST

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4. Address of principal executive officer (number, street, city, state, zip code):

   100 Bellevue Parkway, Wilmington, DE, 19809
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